Exhibit 99.1

Origin Agritech Limited Reports Unaudited Third Quarter Financial Results

For Three Months Ended June 30, 2014

BEIJING--/PRNewswire/--August 3, 2014--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”, or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the third quarter ended June 30, 2014. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

For the third quarter of fiscal 2014, the Company reported revenues of RMB92.9 million (US$15.1 million) compared with RMB128.3 million for the three months ended June 30, 2013. Lower revenues this quarter were mainly due to the lower sales volume of the rice seed business as the result of increasing competition.

Deferred revenues were RMB342.1 million (US$55.6 million) as of June 30, 2014 compared with RMB338.4 million on June 30, 2013. It is expected that the majority of deferred revenues will be recorded on the income statement in the fiscal fourth quarter of 2014. Deferred revenues mainly reflect the value of Origin’s crop seeds after: a) the sales arrangement is confirmed; b) delivery to the customer is made; and c) pre-payment from the customer is received, but before the final sales price is fixed and determined. The final sales price is primarily determined by sales incentives that Origin offers to its customers.

Gross profit for the third quarter of fiscal 2014 was RMB21.2 million (US$3.5 million) compared to RMB36.9 million in the third quarter of fiscal 2013. Gross margin for the third quarter of fiscal 2014 decreased to 22.9% from 28.7% for the same period of fiscal 2013 due to higher production cost and unfavorable product mix.

Total net operating expenses for the three months ended June 30, 2014 were RMB27.5million (US$4.5 million) compared with RMB28.4 million during the same quarter in fiscal 2013. Specifically, selling and marketing expenses were RMB10.5 million (US$1.7 million) for the third quarter of fiscal 2014 compared with RMB13.5 million a year ago. The decrease in selling expenses was mainly due to lower transportation expenses this quarter. General and administrative expenses were RMB10.6 million (US$1.7 million) compared with RMB13.6 million for the third quarter of fiscal 2013. The decrease was mainly due to the continued implementation of expense control measures. Research and development expenses were RMB8.8 million (US$1.4 million) in the third quarter of fiscal 2014, which was slightly down from RMB10.0 million for the same period last year.

Loss from operations for the third quarter of fiscal 2014 amounted to RMB6.3million (US$1.0 million) compared with profit of RMB8.4 million for the same quarter in fiscal 2013.

Net loss for the third quarter of fiscal 2014 was RMB14.7 million (US$2.4 million), or net loss per basic and diluted share of RMB0.65 (US$0.11), compared to a net profit of RMB6.1 million, or net profit per basic and diluted share of RMB0.26 in the same period one year ago.

BALANCE SHEET

As of June 30, 2014, cash and cash equivalents were RMB90.4 million (US$14.7 million) and shareholders' equity attributable to the Company was RMB175.2 million (US$28.5 million). The Company had short-term borrowings of RMB285million (US$46.3 million) and long-term borrowings of RMB64.8 million (US$10.5 million). Short-term borrowings were mainly for working capital, while long-term borrowings were mainly used for the Xinjiang Origin corn seed production facilities. Advances from customers were RMB209.9 million (US$34.1 million) as of June 30, 2014.

In June 2014, the Company disposed of the subsidiary, Kunfeng, for the amount of RMB 12 million (US$1.9 million), and the realized loss from this disposition was RMB 2.7million (US$0.4 million).

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Three Months ended June 30,
	2013	2014
	RMB	RMB	USD

Revenues	128,337	92,935	15,139
Cost of revenues	(91,465)	(71,686)	(11,677)
Gross profit	36,872	21,249	3,462
Operating expenses:
Selling and marketing	(13,475)	(10,549)	(1,718)
General and administrative	(13,558)	(10,561)	(1,720)
Research and development	(10,028)	(8,778)	(1,430)
Other operating income, net	8,628	2,372	386
Total operating expenses	(28,434)	(27,516)	(4,482)

Income (loss) from operations	8,438	(6,267)	(1,020)

Interest expense	(4,720)	(5,276)	(859)
Share of net loss of equity investment	(649)	(279)	(46)
Loss on liquidation of a subsidiary	-	(2,666)	(434)
Interest income	974	63	10
Income (loss) before income taxes	4,043	(14,425)	(2,349)
Income tax expense
Current	(972)	(677)	(110)
Deferred	-	-	-
Income tax expense	(972)	(677)	(110)

Net Income (loss)	3,071	(15,102)	(2,459)
Less: Net loss attributable to the non-controlling interests	(3,054)	(432)	(70)

Net income (loss) attributable to Origin Agritech Limited	6,125	(14,670)	(2,389)

Other comprehensive income (loss)
Net income (loss)	3,071	(15,102)	(2,459)
Foreign currency translation difference	891	12	2
Comprehensive income (loss)	3,962	(15,090)	(2,457)
Less: Comprehensive loss attributable to non-controlling interests	(3,054)	(432)	(70)
Comprehensive income (loss) attributable to Origin Agritech Limited	7,016	(14,658)	(2,387)

Net loss per share – basic	0.26	(0.65)	(0.11)
Net loss per share – diluted	0.26	(0.65)	(0.11)

Shares used in calculating basic net loss per share	23,199,700	22,743,853	22,743,853
Shares used in calculating diluted net loss per share	23,241,541	22,743,853	22,743,853

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
	6/30/2013	9/30/2013	6/30/2014	6/30/2014
	RMB	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	131,999	131,978	90,398	14,692
Accounts receivable	8,260	1,949	4,209	684
Due from related parties	2,000	3,400	2,400	390
Advances to suppliers	18,745	9,768	19,826	3,222
Advances to growers	48,026	58,473	22,784	3,703
Inventories	591,322	470,811	698,395	113,509
Income tax recoverable	1,163	1,163	49	8
Other current assets	7,146	7,000	5,111	831
Total current assets	808,661	684,542	843,172	137,039
Restricted cash	-	14,350	14,350	2,332
Land use rights, net	31,739	33,205	31,071	5,050
Plant and equipment, net	346,171	354,735	341,481	55,500
Equity investments	21,594	24,894	21,119	3,432
Goodwill	11,973	11,973	11,973	1,946
Acquired intangible assets, net	24,343	23,117	25,236	4,102
Deferred income tax assets	1,755	-	-	-
Other assets	3,468	11,256	2,299	374
Total assets	1,249,704	1,158,072	1,290,701	209,775
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	97,440	205,000	285,000	46,320
Current portion of long-term borrowings	8,000	16,500	21,500	3,495
Accounts payable	13,691	4,590	13,069	2,124
Due to growers	7,605	37,875	16,665	2,709
Due to related parties	16,766	1,530	16,230	2,638
Advances from customers	337,382	371,571	209,897	34,114
Deferred revenues	338,359	22,069	342,146	55,608
Income tax payable	39,060	39,060	39,060	6,348
Other payables and accrued expenses	46,501	53,783	52,928	8,602
Total current liabilities	904,804	751,978	996,495	161,958
Long-term borrowings	58,828	64,819	43,329	7,042
Other long-term liability	20,805	21,030	19,468	3,164
Total liabilities	984,437	837,827	1,059,292	172,164

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-	-
Common stock (no par value; 60,000,000 shares authorized,
24,016,163, 24,016,163 and 24,016,163 shares issued as of June 30, 2013, September 30, 2013 and June 30, 2014;
23,151,980, 22,905,926 and 22,738,541 shares outstanding as of
June 30, 2013, September 30, 2013 and June 30, 2014)	-	-	-	-
Additional paid-in capital	399,188	399,564	400,606	65,110
Accumulated deficit	(145,672)	(93,473)	(183,511)	(29,826)
Treasury stock at cost (864,183, 1,110,237 and 1,277,622 shares as of June 30, 2013, September 30, 2013 and June 30, 2014)	(33,314)	(35,659)	(37,445)	(6,086)
Accumulated other comprehensive loss	(4,699)	(4,390)	(4,450)	(722)
Total Origin Agritech Limited shareholders’ equity	215,503	266,042	175,200	28,476

Non-controlling interests	49,764	54,203	56,209	9,135
Total equity	265,267	320,245	231,409	37,611

Total liabilities and equity	1,249,704	1,158,072	1,290,701	209,775

CONTACT:

Origin Agritech Limited

James Chen,

Chief Financial Officer

james.chen@originseed.com.cn

Kay Liu

Investor Relations

ke.liu@originseed.com.cn

+86 10 5890-7536